Exhibit 2.1

Execution Version

09.04.2017

Execution Version

Transaction Agreement

by and between

LifeWatch AG, Baarerstrasse 139, 6300 Zug, Switzerland (1)

and

BioTelemetry, Inc., Wilmington, Delaware, United States of America (2)

and

Cardiac Monitoring Holding Company, LLC, Wilmington, Delaware, United States of America (3)

STRICTLY PRIVATE AND CONFIDENTIAL

CMS von Erlach Poncet AG - Zurich

Transaction Agreement

16.	No Assignment	35

17.	Amendment and waiver	35

18.	Severance	35

19.	Entire agreement	36

20.	Governing law and jurisdiction	36

Schedule 1		39
Pre-Announcement		39

Schedule 2		40
Joint Press Announcement		40

Schedule 3		41
Fairness Opinion		41

Schedule 4		42
Company Group Chart		42

Schedule 5		43
Bidder Group Chart		43

Schedule 6		44
Bidder Disclosure Letter		44

Schedule 7		45
Declaration of Resignation		45

Schedule 8		46
Company Disclosure Letter		46

THIS AGREEMENT is dated April 9, 2017.

PARTIES

(1)                                          LifeWatch AG, Baarerstrasse 139, 6300 Zug, Switzerland (the “Company”)

(2)                                          BioTelemetry, Inc., Wilmington, Delaware, United States of America (the “Bidder”)

(3)                                          Cardiac Monitoring Holding Company, LLC, Wilmington, Delaware, United States of America (the “Offeror”)

BACKGROUND

(A)                                        The Company is a Swiss stock corporation (Aktiengesellschaft) with its seat in Zug and registered in the commercial register of the Canton of Zug under the company number CHE-109.281.219. The Company’s registered share capital amounts to Swiss Francs (“CHF”) 24’021’229.70 and is divided into 18’477’869 registered shares with a nominal value of CHF 1.30 each (the “Shares”). The Shares are listed at the SIX Swiss Exchange Ltd (“SIX”) (ISIN CH0012815459).

(B)                                        Pursuant to the Company’s articles of association, the Company has a conditional share capital allowing for the issuance of 1’000’000 additional shares. The Company has not issued shares from its conditional capital.

(C)                                        On 24 January 2017, AEVIS VICTORIA SA (“AEVIS”) published by way of pre-announcement an unsolicited public tender offer for all publicly held registered shares of the Company (the “AEVIS Offer”). On 20 February 2017, AEVIS published the offer prospectus. AEVIS offers for each registered share of the Company 0.1818 registered shares of AEVIS or — at the option of the shareholders of the Company — the net amount of CHF 10.00 in cash. The main offer period of the AEVIS Offer will run from 7 March 2017 to 10 April 2017, subject to possible extension.

(D)                                        The board of directors of the Company (the “Company Board”) has in its report dated 9 March 2017 recommended to reject the AEVIS Offer.

(E)                                         The Bidder is a corporation organized under the laws of the State of Delaware, United States with its principal office in Malvern, Pennsylvania, United States. Bidder is a leading wireless medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. It currently provides cardiac monitoring services, original equipment manufacturing with a primary focus on cardiac monitoring services, and centralized cardiac core laboratory services Bidder is authorized to issue up to 200,000,000 shares of common stock with a par value of $0.001 per share (“Bidder Common Stock”) and 10,000,000 shares of preferred stock with a par value of $0.001 per share. As of 31 March, 2017, 28,261,503  shares of Bidder Common Stock were issued and outstanding. No shares of its preferred stock were issued and outstanding. As of 31 March, 2017, Bidder had options outstanding to acquire approximately 3,720,317 shares of Bidder Common Stock and 494,978 restricted stock units outstanding..

(F)                                          The Offeror is a wholly owned subsidiary of the Bidder;

(G)                                        Subject to the terms of this Agreement, the board of directors of the Bidder has resolved to make a public tender offer for all publicly held registered shares of the Company, and the Company Board has resolved to support such public tender offer and to publish a report of the Company Board in the sense of Art. 132 FMIA unanimously recommending that the shareholders of the Company accept such public tender offer.

AGREED TERMS

1.                                               Interpretation and definitions

1.1                                        In this Agreement the following expressions shall have the following meanings:

“Action” means any action, claim, complaint, reclamation or objection of any person or any order, injunction, judgment, fine, action, claim, complaint, reclamation, objection, arbitration, subpoena investigation, inquiry or proceeding by or before any Governmental Authority, grand jury or arbitration tribunal;

“Additional Acceptance Period” has the meaning given to it in clause 5.3;

“Aevis” has the meaning given to it in Recital (C);

“Aevis Offer” has the meaning given to it in Recital (C);

“Affiliate” in relation to any person means (i) any person Controlling that person, (ii) any person Controlled by such person, or (iii) any person under common Control with that person;

“Affiliates Shares” has the meaning given to it in clause 6.1.2;

“Agreement” means this agreement (including its schedules) and all the terms contained in it;

“Bidder” has the meaning given to it in the Parties’ list;

“Bidder Common Stock” has the meaning given to it in Recital (E);

“Bidder Disclosure Letter” means the letter addressed by the Bidder to the Company in relation to the Bidder’s representation and warranties set forth in clause 6;

“Bidder Material Adverse Event” means in the period between the publication of the Pre-Announcement and the end of the Offer Period, circumstances or events occur or become known that, individually or together with any other circumstances or events, in the opinion of an independent audit firm or investment bank of international repute to be appointed by the Company (the “Independent Expert”), would be reasonably expected to have any of the following effects on the Bidder and its respective Subsidiaries, taken as a whole:

i.                                                   a reduction in the annual consolidated sales in the (equivalent) amount of USD 10.417 million (corresponding to approximately 5% of the consolidated sales of the Bidder for the financial year ending December 31, 2016 as per Annual Report 2016) or more; or

ii.                                                a reduction in the annual consolidated EBIT in the (equivalent) amount of USD 1.801 million (corresponding to approximately 10% of the Bidder’s consolidated EBIT for the financial year ending December 31, 2016 as per Annual Report 2016) or more; or

iii.                                             a reduction in the consolidated equity in the (equivalent) amount of USD 13.891 million (corresponding to 10% of the equity of the Bidder for the financial year ending December 31, 2016 as per Annual Report 2016) or more.

“Board Report” has the meaning given to it in clause 4.8

“Bidder Registered Intellectual Property” has the meaning given to it in clause 6.1.9;

“CO” means the Swiss Code of Obligations of March 30, 1911 (as amended);

“Company” has the meaning given to it in the Parties’ list;

“Company Board” means the board of directors of the Company, acting if applicable through or on recommendation of the Company Board Committee;

“Company’s Board Compensation Regulation” means the Company’s board of directors compensation regulations of February, 2016;

“Company Board Committee” means the independent committee of the Company Board which was formed on 24 January 2017 to deal with all tasks related to the Aevis Offer and potential third party offers consisting of the Board members Patrick Schildknecht (chair of the Company Board Committee), Raymond Cohen, Jinsheng Dong and Thomas Rühle;

“Company Disclosure Letter” means the letter addressed by the Company to the Bidder in relation to the Company’s representation and warranties set forth in clause 7;

“Company Registered Intellectual Property” has the meaning given to it in clause 7.1.9;

“Control” is deemed to exist if a person or entity (either alone or with its Affiliates) owns more than half of the voting rights or equity capital of an entity, or is otherwise able to exercise a controlling influence over another person or entity, and “Controlled” and “Controlling” shall be construed accordingly;

“Consolidated Financial Statements” means the consolidated financial statements of the Company as set out in its 2016 annual report;

“Equity Awards” has the meaning given to it in clause 8;

“Equity Plans” has the meaning given to it in clause 8;

“FMIA” means the Financial Market Infrastructure Act of June 19, 2015 (as amended);

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other authority, body or agency, or any political or other subdivision, department or branch of any of the foregoing which has or claims to have competent jurisdiction over the relevant persons or its business, property, assets or operations;

“Healthcare Laws” means any and all federal, state and locals Legal Requirements, including regulations, rules, judgments, orders, manuals, program transmittals and official Governmental Authority guidance, relating to healthcare regulatory matters, including 42 U.S.C. §§ 1320a-7, 7a, and 7b, which are commonly referred to as the “Federal Fraud Statutes”; 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute”; 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “federal False Claims Act”; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 8701-8707; HIPAA and its implementing regulations at 45 C.F.R. Parts 160, 162 and 164 and any other rules or regulations promulgated thereunder and similar state laws; 18 U.S.C. § 1347; the Patient Protection and Affordable Care Act of 2010 (Public Law 111-148); any federal, state or local statute or regulation relevant to false statements or claims, or the respective state-law counterparts of any of the foregoing; and all applicable federal, state, and local licensing, certificate of need, corporate practice of medicine and physician fee splitting Legal Requirements applicable to the health care items and services that the Bidder or its Affiliates provide;

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d-1329d-8, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5 and the regulations promulgated thereunder;

“ISIN” means the International Securities Identification Number;

“Joint Press Release” has the meaning given to it in clause 4.7.

“Legal Requirements” means any applicable provision of law, statute, rule regulation (in particular stock exchange regulations), ordinance, code, practise or any judgment, order, decision, injunction, decree or any other requirement of any Governmental Authority, including, for the avoidance of doubt, Swiss takeover law and regulations;

“Lien” means any lien, charge, encumbrance, or security interest, including interests arising from options, pledges, mortgages, indentures, security agreements, rights of first refusal or rights of pre-emption, whether arising under any agreement, covenant, other instrument, statutory or other law or by means of a judgment, order or decree of any Governmental Authority;

“LTIP” means the Company’s Bonus and Long-Term Incentive Plan for the Executive Management Team dated February 29, 2016;

“LTIP 2014 Participants” means Stephan Rietiker, Mike Turchi, and Stephanie Kravetz;

“LTIP 2015 Participants” means Stephan Rietiker and Stephanie Kravetz;

“Main Offer Period” has the meaning given to it in clause 2.5;

“Merger Control and Other Approvals” means to obtain the approval from the competent authorities in all jurisdictions whose merger control laws apply the required consents (or negative clearances, as the case may be) that the transactions contemplated by this Agreement may be consummated, and in those jurisdictions where no consent is required and clearance may be obtained by operation of the expiry of a waiting period, the respective waiting periods shall have expired or shall have been declared terminated by the competent authorities;

“Nongovernmental Payor” means any private insurer, health maintenance organization, preferred provider organization, other prepaid plan, health care service plan or other third party payor, under any Legal Requirement.

“Offer” has the meaning given to it in clause 2.1;

“Offer Material Adverse Effect” means a Material Adverse Effect as defined in Condition 1.b. set forth in the Pre-Announcement and the Offer Prospectus;

“Offer Consideration” has the meaning given to it in clause 2.1;

“Offer Prospectus” has the meaning given to it in clause 2.1;

“Offeror” has the meaning given to it in the Parties’ list;

“PSU” means the phantom performance share units granted under the LTIP;

“Party” means a party to this Agreement;

“Payor” has the meaning given to it in clause 6.1.13;

“Pre-Announcement” has the meaning given to it in clause 2.4;

“Reimbursement Amount” has the meaning given to it in clause 10.2;

“Restricted Transaction” has the meaning given to it in clause 4.3.1;

“Representatives” means any director, officer, employee, agent, advisor (including financial advisors, attorneys and accountants);

“RSU” means the restricted share units granted under the Company’s Board Compensation Regulations;

“Shares” has the meaning given to it in Recital (A);

“SIX” has the meaning given to it in Recital (A);

“Subsidiaries” means the subsidiaries of the Company listed in Schedule 4;

“Subsidiary Shares” has the meaning given to it in clause 7.1.2

“Superior Offer” means a bona fide unsolicited offer (including, for the avoidance of doubt, an amended offer potentially submitted by AEVIS) in writing to the Company to acquire all or at least 50% of the Shares or a majority of the consolidated assets of the Company and its Subsidiaries on terms which the Company Board Committee determines in good faith, after consultation with outside counsel and its financial advisor, to be more favorable to the holders of Shares than the transactions contemplated by this Agreement, taking into account all the terms and conditions of such offer, which is fully financed or, to the extent that consideration in the form of shares or other equity securities is contemplated, subject only to relevant shareholder approval and approvals from a Governmental Authority that are required in this context.

“Takeover Ordinance” means the Ordinance of the Takeover Board on Public Takeover Offers of 21 August 2008 (as amended);

“TOB” means the Swiss Takeover Board;

“Trading Days” means the days on which the Shares are traded on the SIX.

“Trigger Event” has the meaning given to it in clause 8.2;

1.2                                        The table of contents and headings and sub-headings of this Agreement are for convenience only and shall not affect the construction of this Agreement.

1.3                                        Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa and references to any gender shall include all other genders.

1.4                                        References to any person (which for the purposes of this Agreement shall include bodies corporate, unincorporated associations, partnerships, trusts, governments, governmental agencies and departments, statutory bodies or other entities, in each case whether or not having a separate legal personality) shall include the person’s successors.

1.5                                        The words “other”, “include”, “including” and “in particular” do not connote limitation in any way.

1.6                                        References to recitals, schedules, sections and sub-clauses are to (respectively) recitals to, schedules to, and sections and sub-clauses of, this Agreement (unless otherwise specified) and references within a schedule to certain sections are to sections of that schedule (unless otherwise specified).

1.7                                        References in this Agreement to any statute, ordinance, statutory provision, regulation, directive or other legislation include a reference to that legislation as amended or replaced from time to time (whether before or after the date of this Agreement) and include any order, regulation, instrument or other subordinate legislation made under the relevant legislation.

1.8                                        References to any Swiss legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, organisation, body, official or any legal concept, state of affairs or thing shall in respect of any jurisdiction other than Switzerland be deemed to refer to and include that action, remedy, method of judicial proceeding, legal document, legal status, court, organisation, body, official, legal concept, state of affairs or thing which most nearly approximates in that jurisdiction to the Swiss legal term.

1.9                                        Where a German term has been inserted after an English term in italics, the German term alone shall be authoritative for the purpose of interpreting such English term, without regard to any other interpretation of the English term.

1.10                                 This Agreement is drafted in English for convenience purposes only, and the fact that the English language is used herein shall not be a reason to refer to laws, doctrine or case law of any English-speaking jurisdiction in the interpretation of this Agreement. Rather, this Agreement shall exclusively be interpreted by reference to Swiss laws, doctrine and case law.

1.11                                 Any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form, including PDF files transmitted by e-mail (but does not include plain e-mail).

2.                                               Submission of a Public Tender Offer by the Bidder

A.                                             Terms of the Offer

2.1                                        Subject to the terms and conditions of this Agreement, the Bidder shall, or shall procure that the Offeror shall, make a public tender offer for all publicly held Shares (the “Offer”), offering the shareholders of the Company for each Share the following consideration:

•                                                   0.1457 shares of BioTelemetry Common Stock along with CHF 10.00 in cash (the “Main Offer Consideration”), or, at the choice of each LifeWatch shareholder,

•                                                   0.2185shares of BioTelemetry Common Stock along with CHF 8.00 in cash (the “Alternative Offer Consideration”)

for each LifeWatch Share (the Main Offer Consideration and the Alternative Offer Consideration together, the “Offer Consideration”). LifeWatch shareholders may individually elect to receive either the Main Offer Consideration or the Alternative Offer Consideration, but not both.

2.2                                        The Offeror shall publish the offer prospectus relating to the Offer (the “Offer Prospectus”) based on the terms set forth in the Pre-Announcement in accordance with applicable Legal Requirements.

2.3                                        Except for matters that relate solely to the Bidder or its Affiliates or are of a merely formal nature, and except for changes requested by the TOB or any other authority or court, the Bidder or its advisors shall consult with the Company or its advisors sufficiently in advance with respect to the content of the Offer Prospectus and they shall take into account any reasonable comments that the Company or its advisors may make.

B.                                             Implementation of the Offer

2.4                                        The Bidder shall make a pre-announcement of the Offer (Voranmeldung) (the “Pre-Announcement”) in the form of the draft attached hereto as Schedule 1. Except for amendments which relate solely to the Bidder, are immaterial in the context of the Offer, are requested or required by the TOB or any other authority or court or are not adverse in any respect to the holders of the Shares, any amendments to the Pre-Announcement require the prior written consent of the Company.

2.5                                        The Pre-Announcement shall be published on 9 April 2017 prior to or around 10:00 p.m. Central European Summer Time (“CEST”) in German, French and English and in accordance with the Legal Requirements, in particular the Swiss takeover law provisions. Thereupon, the Offer Prospectus shall be published, again in accordance with the relevant Swiss takeover law provisions within 5 Trading Days if such time limit is not prolonged by the TOB.

2.6                                        Unless the TOB orders otherwise, the Offer shall remain open for acceptance for 20 Trading Days as provided for in the Pre-Announcement and the Offer Prospectus (the “Main Offer Period”). The Bidder reserves the right to extend the Main Offer Period with the approval of the TOB.

C.                                             Satisfaction of the Offer Conditions by the Bidder and Information of the Company

2.7                                        The Bidder shall use reasonable best efforts that the conditions of the Offer as provided for in the Pre-Announcement and the Offer Prospectus are satisfied as expeditiously as reasonably practicable. In particular, the Bidder shall make all notifications and filings reasonably necessary for the satisfaction of the condition to the Offer set out in section 1.b. of the Pre-Announcement (“Merger Control and Other Approvals” or similar). Subject to Legal Requirements, the Company and the Bidder will cooperate in all respect with each other in connection with any notifications and filings required to obtain the satisfaction of the condition to the Offer set out in section 1.b. of the Pre-Announcement (“Merger Control and Other Approvals” or similar) as expeditiously as practicable.

2.8                                        Upon publication of the Pre-Announcement, the Bidder shall keep the Company informed at least weekly of the status of the Offer and — as far as the satisfaction of such conditions is under its control — the progress towards satisfaction of the conditions to the Offer, in particular such set out in section 1.b. of the Pre-Announcement (“Merger Control and Other Approvals” or similar).

2.9                                        Subject to applicable Legal Requirements relating to the sharing of information, the Bidder shall furnish the Company with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence (i) prepared by or on behalf of the Bidder for any Governmental Authority and afford the other party opportunity to comment and participate in responding, where appropriate; and (ii) received by or on behalf of the Bidder from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval. Notwithstanding the foregoing, information and materials of the Bidder which are commercially or from a competition law point of view sensitive will be provided to the Company on an outside counsel-to counsel basis only.

3.                                               Further Obligations of the Bidder

A.                                             Creation of additional Bidder Common Stock

3.1                                        The Bidder shall take all necessary steps to create additional Bidder Common Stock if the (existing) Bidder Common Stock is not sufficient to accommodate the Offer.

3.2                                        The Bidder Common Stock (including any additional Bidder Common Stock pursuant clause 3.1) issued in the Offer shall concurrently with the settlement of the Offer, i.e. the transfer of the Bidder Common Stock to the shareholders of the Company having accepted the Offer, be approved for listing on the NASDAQ market and be freely tradeable, subject to all applicable laws and stock exchange rules, including United States securities laws.

B.                                             Conduct of Business

3.3                                        Unless:

(i)                                    otherwise provided herein; or

(ii)                                 resolved by a general meeting of shareholders of the Bidder despite the board of directors of Bidder having recommended to reject the proposed resolution(s),

the Bidder shall, and shall procure that its Affiliates, continue to operate their business as a going concern, in the ordinary course of business and consistent with past practice and the currently existing business plan, in all material respects, and in compliance with the Legal Requirements at all times from the date of this Agreement through the settlement of the Offer, and use its reasonable efforts to preserve, in all material respects, substantially intact its business organization and goodwill, keep available the services of its officers and employees and preserve the relationships with the persons having business relationships with the Bidder or its Affiliates.

4.                                               Support of the Offer by the Company

A.                                             Company Board Approval

4.1                                        The Company hereby confirms that the Company Board has unanimously resolved the following:

4.1.1                              that this Agreement and the transactions contemplated hereunder are at the date of such resolution in the interest of the Company and its shareholders and, therefore, the execution of this Agreement has been approved;

4.1.2                              to recommend acceptance of the Offer pursuant to clauses 4.8-4.10;

4.1.3                              to register the Bidder in the Company’s share register as shareholder with voting rights with respect to all Shares the Bidder has acquired or may acquire in its own name and for its own account by virtue of the Offer or otherwise.

B.                                             General Support and Cooperation

4.2                                        Subject to any constraints under applicable Legal Requirements, the Company shall:

4.2.1                              publicly support the Offer and refrain, and procure that its Subsidiaries as well as its and the Subsidiaries’ directors and officers refrain, from any acts, filings and statements that could reasonably be expected to adversely affect the Offer or its success;

4.2.2                              cooperate with the Bidder and give the persons designated by the Bidder reasonable access to the Company’s management and the relevant persons designated by the Company’s management, and provide the Bidder with all documents and information reasonably requested by the Bidder, if such access and/or such documents and information are reasonably necessary to

(1)                                prepare any filings with the TOB, the Swiss Financial Market Supervisory Authority, SIX, the U.S. Securities and Exchange Commission or any other competent Governmental Authority,

(2)                                procure or verify the satisfaction of the conditions to the Offer, and

(3)                                implement and settle the Offer.

4.2.3                              use reasonable best efforts to solicit the tender of the Shares into the Offer by its shareholders.

C.                                             Non-Solicitation and Superior Offer

4.3                                        The Company shall not, and shall procure that its Affiliates and its and its Affiliates’ Representatives do not as of the date of this Agreement:

4.3.1                              solicit or initiate inquiries or proposals from or discuss or negotiate or continue discussions or negotiations with any third party relating to an acquisition in whole or in part of any Shares, the Company or any of the Company’s or its Subsidiaries’ material assets or businesses (“material” to be construed as a value of more than 10% of the consolidated balance sheet of the Company as per 31 December 2016), whether directly or indirectly, through a public offer, a purchase of shares or assets, a merger or otherwise (each a “Restricted Transaction”);

4.3.2                              enter into any (binding or non-binding) letter of intent or agreement relating to a Restricted Transaction;

4.3.3                              provide any non-public information and/or due diligence information to any third party (or any of such third party’s Affiliates) that would reasonably be expected to be considering a Restricted Transaction, unless the Swiss public takeover law duty to treat offerors equally requires the Company to do so.

4.4                                        In the event that the Company becomes aware that a third party has the intention of preparing or pursuing a Restricted Transaction, it shall promptly inform the Bidder of such intention, including the price and the applicable conditions to the extent not prohibited by the Legal Requirements.

4.5                                        Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will prohibit the Company from providing confidential information to, or discussing or negotiating with, any third party that has expressed in writing (a) an intention to announce a Superior Offer or (b) a proposal that could reasonably be expected to become a Superior Offer, in each case not solicited after the date of this Agreement as per clause 4.3.1 and in circumstances where the Company Board believes in good faith, after consultation with its financial and legal advisors, that such third party has the capability and the financial means to consummate a Superior Offer.

4.6                                        The Company Board will not:

4.6.1                              withdraw (or modify or qualify in any manner adverse to the Bidder) the recommendation of the Offer; or

4.6.2                              approve or recommend any Restricted Transaction (including the Aevis Offer);

4.6.3                              in each case, make an announcement to that effect;

unless, in each case,

(a)                                          a Superior Offer is submitted, and, as a result thereof, the Company Board determines in good faith, after consultation with outside counsel, that the failure to take any action referred to in 4.6.1 — 4.6.3 above in relation to such Superior Offer would violate its fiduciary duties pursuant to article 717 CO; provided that prior to taking any action referred to in 4.6.1 — 4.6.3 above, the Company Board granted the Bidder the opportunity to submit to it in writing, within five (5) Trading Days, an improved offer so that the Offer is at least as favourable as such Superior Offer; or

(b)                                          a Bidder Material Adverse Event occurs and, as a result thereof, the Company Board determines in good faith, after consultation with outside counsel, that maintaining the recommendation of the Offer would violate its fiduciary duties pursuant to Article 717 CO.

D.                                             Joint Press Release

4.7                                        On the date of the publication of the Pre-Announcement, the Bidder and the Company shall each publish a joint press release, substantially in the form set forth in Schedule 2 (the “Joint Press Release”). In such press release, the Company Board Committee shall make public its support for the Offer.

E.                                             Report of the Company Board

4.8                                        The Company shall prepare the report of the Company Board (the “Board Report”) in accordance with Legal Requirements, if possible for inclusion in the Offer Prospectus in German, French and English. In the Board Report the Company Board shall recommend that the shareholders of the Company accept the Offer. If possible, the Company Board shall issue the final Board Report as of such time as is necessary for the Bidder to be able to include and publish it together with the Offer Prospectus.

4.9                                        Except for matters that relate solely to the Company or its Affiliates or are of mere formal nature, and except for changes requested by the TOB or any other authority or court, the Company or its advisors shall consult with the Bidder or its advisors sufficiently in advance with respect to the content of the Board Report and they shall take into account any reasonable comments that the Bidder or its advisors may make.

4.10                                 The Company Board shall only have the right to withdraw its recommendation of the Offer, or approve or make any announcement to that effect, in accordance with clause 4.6 above.

F.                                              Fairness Opinion

4.11                                 The Company Board will retain a fairness opinion from Raiffeisen Switzerland, Corporate Finance, Zurich, Switzerland confirming that the Offer Consideration is fair from a financial perspective, a draft being attached hereto as Schedule 3. Such fairness opinion shall be published in German, French and English as an integral part of and concurrently with the Board Report in accordance with art. 30 para. 5 of the Takeover Ordinance.

G.                                            Satisfaction of the Offer Conditions by the Company and Information of the Bidder

4.12                                 To the extent possible, the Company shall apply reasonable best efforts to ensure that the conditions of the Offer as provided for in the Pre-Announcement and the Offer Prospectus are satisfied. In particular, the Company shall make all notifications and filings that are required and reasonably necessary for the satisfaction of the condition to the Offer set out in section 1.b. of the Pre-Announcement.

4.13                                 Subject to applicable Legal Requirements relating to the sharing of information, the Company shall furnish the Bidder with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence (i) prepared by or on behalf of the Company for any Governmental Authority and afford the other party opportunity to comment and participate in responding, where appropriate; and (ii) received by or on behalf of the Company from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval. Notwithstanding the foregoing, information and materials of the Company which are commercially or from a competition law point of view sensitive will be provided to the Bidder on an outside counsel-to counsel basis only.

H.                                            Consultation on Communication

4.14                                 The Company shall consult with the Bidder sufficiently in advance on any written communication which it or its advisors propose(s) to make or submit to the TOB or any other competent Governmental Authority in connection with the Offer. The Company shall take into account any reasonable comments that the Bidder or its advisors may make in relation to any such communication prior to making any such communication. The Company will inform the Bidder of any material development in the proceedings with, and provide them with copies of any of its filings or other written communication to the TOB or any other competent Governmental Authority in connection with the Offer.

5.                                               Further Obligations of the Company

A.                                             Registration in the Shareholder Register of the Company

5.1                                        Upon request, the Company Board shall promptly resolve to register and shall promptly register the Bidder in the Company’s share register as shareholder with voting rights with respect to all Shares that the Bidder has acquired in its own name and for its own account by virtue of the Offer or otherwise.

B.                                             Trading and Other Restrictions

5.2                                        The Company is aware that, as from the execution of this Agreement, it and its Subsidiaries are deemed to be acting in concert with the Bidder and its Affiliates with respect to the Offer, in accordance with art. 11 of the Takeover Ordinance.

5.3                                        The Company shall comply and procure that its Subsidiaries comply at all times from the date of execution of this Agreement until (and including) the day falling six (6) months after the end of the additional acceptance period of the Offer (the “Additional Acceptance Period”), with the obligations set out in art. 12 of the Takeover Ordinance, including the best price rule pursuant to art. 12 para. 1 lit. b and art. 10 of the Takeover Ordinance. The Company, among other things, shall, and shall procure that its Subsidiaries and its and its Subsidiaries’ Representatives shall, refrain from doing anything which may result in an obligation of the Bidder or any other Person, to increase the Offer Consideration.

5.4                                        The Company shall not, and shall procure that neither its Subsidiaries, nor any person acting at its or their direction, shall, from the date of the execution of this Agreement until (and including) the day falling six (6) months after the end of the Additional Acceptance Period, without the prior consent of the Bidder:

5.4.1                              acquire, or agree to acquire, any shares (including Shares), other equity or equity linked securities, options, warrants, conversion rights or other securities or rights for securities in the Company (including, for the avoidance of doubt, financial instruments or other rights providing for cash settlement only); or

5.4.2                              change or amend or agree to change or amend any of the terms and conditions of the Equity Plans or the options or rights granted thereunder or under any other participation plan or arrangement, or establish any new option, share or other participation plan or arrangement with respect to Shares or other equity or equity-linked securities of the Company, or agree to or perform any cash settlement or repurchase of any such options or rights;

except as set forth in clause 8.

5.5                                        The Company confirms that neither the Company nor any of its Subsidiaries have, in the twelve (12) months prior to the date of the execution of this Agreement, directly or indirectly, acquired any Shares, other equity or equity-linked securities, options, warrants, conversion rights or other securities or rights for securities in the Company at a price, or a price that translates into a price, that is higher than the Offer Consideration.

C.                                             Conduct of Business

5.6                                        Unless:

(iii)                              otherwise provided herein; or

(iv)                             resolved by a general meeting of shareholders of the Company convened at the specific request of a third party shareholder holding 10% or more of the voting rights of the Company, and the Company Board having recommended the rejection of the proposed item(s), the Company shall, and shall procure that its Subsidiaries, continue to operate their business as a going concern, in the ordinary course of business and consistent with past practice and the currently existing business plan and in compliance with the Legal Requirements at all times from the date of this Agreement through the settlement of the Offer, and use its reasonable efforts to preserve substantially intact its business organization and goodwill, keep available the services of its officers and employees and preserve the relationships with the persons having business relationships with the Company or its Subsidiaries.

5.7                                        Without limitation to the foregoing, unless required by Legal Requirements the Company shall not, and shall procure that each of its Subsidiaries will not, and that no person on their behalf will, without the prior consent of the Bidder which shall not unreasonably be withheld, do or arrange to do any of the following from the date of this Agreement through to the settlement of the Offer:

5.7.1                              do anything that could materially interfere with, inhibit or impair, hinder or delay the consummation of the Offer or any of the other transactions contemplated by this Agreement;

5.7.2                              hire any director, officer or employee with an individual aggregate compensation in excess of CHF 150’000 or make any change in the terms of service or employment of any director, officer or employee of the Company or its Subsidiaries with an individual change in the aggregate compensation in excess of CHF 50’000 other than (x) increases in compensation in the ordinary course of business consistent with past practice or (y) in accordance with existing agreements or, in the case of employees, collective bargaining arrangements, in each case as in existence on the date of this Agreement;

5.7.3                              (A) grant any change-in-control, retention, severance or termination pay to, or increase in any manner the change-in-control, retention, severance or termination pay of any director, officer or employee of the Company or any of its Subsidiaries, (B) grant any awards (including grants of any stock or stock-based awards or the removal of existing restrictions in any Equity Plans or awards made thereunder), (C) take any action to fund or in any other way secure the payment of compensation or benefits, (D) take any action to accelerate the vesting or payment of any compensation or benefit under any Equity Plan or awards made thereunder or (E) except as may be required for continued compliance with generally accepted accounting principles in the relevant jurisdiction, materially change any actuarial or other assumption used to calculate funding obligations with respect to any Equity Plan or change the manner in which contributions to any Equity Plan are made or the basis on which such contributions are determined, other than, in the case of sub-clauses (A), (B), (C) and (D), (1) as required by the terms of an Equity Plan as in existence on the date of this Agreement or (2) in accordance with clause 8, or (3), in the case of clause (A), except for (i) retention purposes a total grant not exceeding an aggregate value of CHF 500’000 or an individual grant to an employee of no more than 6 months’ salary and (ii) an amount not exceeding CHF 500’000 as a compensation package to executives for extra work done in the context of the Offer, subject to Legal Requirements and Company Board approval;

5.7.4                              enter into, amend, modify or terminate any collective bargaining arrangements;

5.7.5                              form, enter into, amend, modify, terminate or withdraw from any material partnership, consortium, joint venture or other incorporated association other than in the ordinary course of business;

5.7.6                              amend or otherwise alter in any manner the articles of association other than as publicly announced prior to the Pre-Announcement or organizational regulations or similar governing documents of the Company or any of its Subsidiaries;

5.7.7                              convene a general meeting of shareholders in connection with the Offer, other than in accordance with clause D (“Resignation of Directors and Extraordinary Shareholders’ Meeting”) of this clause 5;

5.7.8                              (A) issue, sell, grant, split, subdivide, encumber, redeem, repurchase or otherwise dispose of or acquire any shares (including Shares), other equity or equity-linked securities, options, warrants, conversion rights or other securities or rights for securities in the Company or any of its Subsidiaries except for shares which are necessary to accommodate existing entitlement under any Equity Plans or (B) increase, reduce or otherwise change the share capital or capital structure of the Company or any of its Subsidiaries;

5.7.9                              offer, sell, write options, assign, encumber or otherwise dispose of or transfer the legal or beneficial ownership of all or a part of the treasury Shares of the Company or solicit any offers to purchase or otherwise acquire or make a pledge of any such treasury Shares, except for the use of treasury Shares in accordance with existing entitlements under any Equity Plans;

5.7.10                       authorize, apply for, or cause to be approved, the listing of shares (including Shares) on any stock exchange;

5.7.11                       sell, lease, license, transfer or otherwise dispose of any material assets of the Company or any of its Subsidiaries to a third party (other than the sale of inventory and used equipment in the ordinary course of business consistent with past practice);

5.7.12                       acquire (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) (A) any shares or other equity or equity-linked securities, options, conversion rights or other securities or rights for securities of any business association or (B) any assets (other than the acquisition of supplies and inventory in the ordinary course of business consistent with past practice) from a third party;

5.7.13                       borrow any money from or incur any indebtedness against a third person or issue any debt securities in excess of CHF 500’000 in the aggregate;

5.7.14                       enter into, or increase or extend any liability under, any guarantee or indemnity other than in the ordinary course of business consistent with past practice;

5.7.15                       make, increase or extend any loan or advance or grant any credit to any third person other than Subsidiaries in excess of CHF 100’000 other than in the ordinary course of business, but in any event not in excess of CHF 500’000 in the aggregate;

5.7.16                       grant, create or allow to be created any Lien over any of its assets or intellectual property rights of the Company or its Subsidiaries other than charges arising by operation of law or in the ordinary course of business consistent with past practice;

5.7.17                       (A) abandon, disclaim, dedicate to the public, sell, transfer or otherwise dispose of any material intellectual property rights of the Company or its Subsidiaries, (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any material intellectual property rights of the Company or its Subsidiaries (other than the grant of non-exclusive licenses of such intellectual property rights to distributors, suppliers, customers or other business partners in the ordinary course of business consistent with past practice), (C) disclose or allow to be disclosed any material confidential information to any Person, other than to Persons that are subject to a customary confidentiality or non-disclosure covenant protecting against further disclosure thereof or (D) adversely amend or modify any material intellectual property rights of the Company or its Subsidiaries in any material respect;

5.7.18                       liquidate the Company or any of its Subsidiaries or incorporate any new subsidiary or effect any insolvency proceedings or reorganizations or similar transactions involving or with respect to the Company or any of its Subsidiaries, except for the contemplated liquidation of Subsidiaries in India and Japan;

5.7.19                       settle any Actions other than any settlements involving only the payment of proceeds to the Company or its Subsidiaries not to exceed CHF 500’000, or monetary damages in the ordinary course of business consistent with past practice not in excess of the amounts reflected or reserved against in the Consolidated Financial Statements;

5.7.20                       declare, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, except for dividends to another direct or indirect wholly owned Subsidiary of the Company;

5.7.21                       enter into, amend, modify or terminate or consent to the termination (including via the failure to exercise a right to renew on commercially reasonable terms) of any (A) shareholders’ agreement, joint venture agreement, partnership or similar agreement, (B) distribution, customer, manufacturer, marketing or supply agreement, (C) agreement governing or relating to indebtedness, (D) agreement purporting to limit the ability of the Company or any of its Subsidiaries, Affiliates or Representatives to compete in any line of business or with any person or entity or in any geographic area or during any period of time or in any customer segment, (E) agreement providing for “exclusivity” or any similar requirement or “most favoured nation” or similar rights, in each case in favour of any person other than the Company or any of its Subsidiaries, (F) agreement to the extent the consummation of the Offer or any of the other transactions contemplated under this Agreement would reasonably be expected to trigger, conflict with or result in a violation of any “change of control” or similar provision of such agreement, (G) agreement relating to research or development or clinical studies or (H) agreement with any Affiliate of the Company or its Subsidiaries or any current or former director, officer or employee of any Affiliate of the Company or its Subsidiaries, or amend, modify, terminate or consent to the termination of any rights thereunder, other than, in the case of clauses (B), (C) and (G), in the ordinary course of business consistent with past practice (it being understood that entering, amending, modifying, terminating or consenting to the termination of any agreements of strategic importance shall not be deemed to be in the ordinary of course of business), in relation to ongoing activities with respect to the second generation patch, with respect to the cooperation with GE and AliveCor and the renewal or potential increase of the Company’s credit lines for inventory related purchases;

5.7.22                       make any capital expenditures in excess of the aggregate amount set forth in the budget for the calendar year 2017 previously provided to the Bidder;

5.7.23                       do anything that could have an Offer Material Adverse Effect or cause any of the representations set forth in clause 7 to be breached, untrue or inaccurate when given as of the settlement date of the Offer, or take any action that would be inconsistent with the obligations of a target company pursuant to article 132(2) FMIA or articles 35 to 37 Takeover Ordinance;

5.7.24                       change the accounting procedures, principles or practices of the Company or any of its Subsidiaries in effect at the date of this Agreement;

5.7.25                       (A) make any change (or file any such change) in any material method of tax accounting, (B) make, change or rescind any material tax election, (C) file any amended tax return, (D) file any claim for refund of a material amount of taxes, (E) enter into any closing agreement relating to a material amount of taxes or (F) waive or extend the statute of limitations in respect of material taxes, in each case outside of the ordinary course of business and, to the extent applicable, in a manner consistent with past practice;

5.7.26                       cancel, compromise, waive or release any right or claim (or series of related rights and claims) or any indebtedness outside the ordinary course of business consistent with past practice; or

5.7.27                       agree or announce to do any of the foregoing.

D.                                             Resignation of Directors and Extraordinary Shareholders’ Meeting

All current members of the Company Board shall resign as members of the Company Board and the boards of any of the Company’s Subsidiaries, if applicable, no later than by the end of the Main Offer Period, subject to the Offer being successful and with effect as of the settlement date, by signing a resignation declaration in the form attached to this Agreement as Schedule 7. The Company Board shall invite the Company’s shareholders to an extraordinary shareholders’ meeting, if and as requested by the Bidder, and schedule and recommend the election to the Company Board of those individuals proposed by the Bidder, such election to be subject to the Offer becoming unconditional, and such extraordinary shareholders’ meeting to take place no earlier than on the first day of the Additional Acceptance Period of the Offer.

E.                                             Financial Statements

5.8                                        If required by the Legal Requirements, in particular Swiss public takeover laws, the Company shall prepare interim financial statements and publish such interim financial statements, together with any other information the TOB or any other Governmental Authority may require to be published, as an amendment to the Board Report and otherwise as requested by the TOB or any other Governmental Authority.

6.                                               Representations of the Bidder

6.1                                        Except as set forth in the Bidder Disclosure Letter (Schedule 6), the Bidder hereby represents and warrants as of the date hereof (except to the extent that any representation or warranty set forth below specifies that it is made as of any other date, in which case as of such date) the following:

6.1.1                              The Bidder is duly incorporated, organised and validly existing under the laws of the State of Delaware, United States of America. No bankruptcy, insolvency or similar proceedings with general effect on its assets have been commenced or threatened against the Bidder.

6.1.2                              The group chart in Schedule 5 accurately reflects the Affiliates of the Bidder and the shareholdings of the Bidder in those Affiliates correspond to the information set forth in Schedule 5 (“Affiliates Shares”), and, other than as set forth in Schedule 5 the Affiliates have no outstanding shares, other equity or equity-linked securities, options, warrants, conversion rights, or any other agreements relating to the sale, issuance, voting or the granting of rights to acquire any shares or other equity or equity-linked securities. The Bidder is the sole legal and beneficial owner of the Affiliates Shares, free and clear of any Liens other than restrictions imposed by applicable Legal Requirements. All Affiliates Shares have been validly issued, fully paid, are non-assessable and constitute all of the shares in the Subsidiaries.

6.1.3                              The Bidder has the requisite power and authority and has taken all actions and obtained all consents and approvals necessary to execute, and perform its obligations under this Agreement. In particular, there is no vote of the Bidder’s shareholders required for such purposes at any time. The persons acting for the Bidder in the execution and performance of this Agreement have all necessary acting and representation rights in order to obligate the Bidder pursuant to the terms and conditions of this Agreement.

6.1.4                              The information set forth in Recital (E) is true, correct and complete and represents the entire issued share capital of the Bidder. The Bidder Common Stock to be issued in the Offer will, upon issuance, be validly issued and freely tradable on NASDAQ.

6.1.5                              Except as described in Recital (E), there are no outstanding shares, other equity or equity-linked securities, equity awards, options, warrants, calls, rights or commitments, or any other agreements of any character relating to the sale, issuance, voting or the granting of rights to acquire any shares or other equity or equity-linked securities of the Bidder.

6.1.6                              This Agreement has been duly executed by the Bidder and constitutes legal, valid and binding obligations of the Bidder, enforceable against the Bidder in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally.

6.1.7                              The execution and performance by the Bidder of this Agreement and the consummation of the transactions contemplated under this Agreement do not and will not (i) violate or conflict in any respect with any provision of the articles of association or organizational regulations of the Bidder, (ii) violate or conflict with any Legal Requirement applicable to the Bidder or any of its Affiliates or by which any of their properties or assets may be bound or (iii) except as expressly envisaged in this Agreement, require any registration or filing by the Bidder or any of its Affiliates with, or any permit, license, exemption, consent, authorization or approval of, or the giving of any notice by the Bidder or any of its Affiliates to, any Governmental Authority or third party, except, in the case of clauses (ii) and (iii), to the extent not reasonably expected to result in a Bidder Material Adverse Event with respect to the Bidder and its Affiliates, taken as a whole.

6.1.8                              There are no Actions pending or, to the knowledge of the Bidder, threatened against the Bidder or any of its Affiliates (i) challenging the validity of this Agreement or any transactions contemplated by this Agreement, (ii) which would reasonably be expected to substantially impair, hinder or delay the consummation of the transactions contemplated by this Agreement or (iii) which would reasonably be expected to result in a Bidder Material Adverse Event on the Bidder and its Affiliates, taken as a whole.

6.1.9                              To the knowledge of the Bidder, each granted patent, registered trademark and registered copyright owned by or exclusively licensed to the Bidder and each Affiliate of the Bidder that is material to the business of Bidder and its Affiliates, taken as a whole (the “Bidder Registered Intellectual Property”) is valid, subsisting and enforceable.

6.1.10                       To the knowledge of the Bidder there are: (i) no proceedings, claims, or actions pending against the Bidder or any of its Affiliates, or are threatened, that challenge the Bidders or any of its Affiliates’ ownership of or right to practice any Bidder Registered Intellectual Property; (ii) no interference, opposition, post-grant review, reissue, reexamination, or other similar proceeding is pending or threatened, in which the scope, validity, enforceability, or ownership of any application for a patent or patent included in the Bidder Registered Intellectual Property is being or has been contested or challenged; (iii) within twenty-four (24) months prior to the effective date of this Agreement the Bidder has not received any written notice alleging the invalidity or unenforceability of the Bidder Registered Intellectual Property or any infringement or misappropriation of any other person’s intellectual property; (iv) none of the Bidder Registered Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority affecting adversely the rights of the Bidder or any of its Affiliates with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) no person has materially infringed upon or materially misappropriated any of the Bidder Registered Intellectual Property, or has claimed any ownership interest in any Bidder Registered Intellectual Property that is owned by the Bidder, or is currently doing so.

6.1.11                       To the knowledge of the Bidder, the Bidder and its Affiliates have implemented commercially reasonable measures to protect the confidentiality, integrity and security of the Bidder and its Affiliates’ material trade secrets and third party confidential information provided to the Bidder or any of its Affiliates. There are no claims pending or threatened against the Bidder or its Affiliates alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to result in a Bidder Material Adverse Event.

6.1.12                       To the knowledge of the Bidder, the Bidder and its Affiliates and their respective businesses, properties, assets and operations have been, since the last three fiscal years, and are being operated and have been and are in compliance in all material respects with all Legal Requirements applicable to such businesses, properties, assets and operations.

6.1.13                       To the knowledge of the Bidder, neither the Bidder nor any of its Affiliates (i) is the subject of any audit or investigation by a Governmental Authority or Nongovernmental Payor and, there is no such audit or investigation threatened by any Governmental Authority or Nongovernmental Payor; and (ii) has been served with or received any search warrant, subpoena, or civil investigative demand from any Governmental Authority within the last three years. There is no proceeding pending or threatened by any Governmental Authority or Nongovernmental Payor (each a “Payor”) with respect to (i) any alleged violation by the Bidder or its Affiliates of any Legal Requirement of any Governmental Authority or any order, policy or guideline of any Nongovernmental Payor involving or relating to participation in any such Payor’s reimbursement program or eligibility to receive payment, or (ii) any revocation, cancellation, rescission, modification, or refusal to renew any agreements, certifications, or authorization of any Payor.

6.1.14                       Neither the Bidder nor any Affiliate is party to a material agreement with any (i) shareholder of the Bidder or its Affiliates or (ii) any current or former director, officer or employee of the Bidder or its Affiliates, in each case other than in the ordinary course of business.

6.1.15                       The information provided or to be provided by the Bidder to the Company which is to be incorporated in any Company filings is true, correct and does not omit to state any material fact necessary in order to make the statements not misleading.

6.1.16                       The Bidders public filings (including the Offer Documents) do not contain any untrue statements of a material fact and does not omit to state any material fact necessary in order to make the statement not misleading.

6.1.17                       With respect to services provided for or on behalf of Bidder or its Affiliates outside of the United States, including in India: (i) Bidder and its Affiliates are and have been, since January 1, 2011, in compliance with all Healthcare Laws, (ii) Bidder and its Affiliates are not aware of any internal or external inquiry into alleged violations of Healthcare Matters, and (iii) Bidder and its Affiliates are and have been, since January 1, 2011, operated in compliance with any and all contractual requirements in place with all non-governmental third party payers.

6.1.18                       Neither the Bidder nor any of its Affiliates has employed any broker, financial adviser, finder or other intermediary in connection with the transactions contemplated by this Agreement to whom it would be obligated to pay broker’s, finder’s or similar fees, commissions or other compensation exceeding an aggregate amount of CHF 6 million.

6.1.19                       The Bidder and its Affiliates have provided or made available to the Company (i) all material data relating to any serious adverse event (as defined in the guidelines of the U.S. Food and Drug Administration) in respect of the products sold by the Bidder and its Affiliates and (ii) all material clinical data and safety information that has resulted from research or development activities conducted by or on behalf of Bidder or any of its Affiliates with respect to such products which may contain facts that could result in an Bidder Material Adverse Event.

6.1.20                       Neither the Bidder nor any of its Affiliates, or any of their respective employees, officers, directors or agents, has been suspended, debarred, convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment by the U.S. Food and Drug Administration or any other regulatory authority or (ii) a violation of the U.S. Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act, 2010 or any other similar Legal Requirements. Neither the Bidder nor any of its Affiliates, or its or their employees, contractors or vendors, have been excluded from, or convicted of a crime that could result in exclusion from, participation in any U.S. state or federal health care program or any governmental health care program in any other jurisdiction.

6.1.21                       The Bidder has the necessary financial funds available to settle the Offer.

6.2                                        If the Bidder, during the period starting from the date hereof until the settlement of the Offer, becomes aware that the representations and warranties set forth in clause 6.1 are no longer true and correct, the Bidder shall immediately inform the Company thereof and specify in reasonable detail in what respect such representations and warranties are no longer true and correct.

6.3                                        Moreover, the Bidder hereby represents and warrants that the funds and/or shares of the Bidder necessary to settle the Offer will, when such settlement is due, be unconditionally and irrevocably available to the Bidder.

6.4                                        Immediately prior to each of (i) the expiration of the Main Offer Period and (ii) the settlement of the Offer, the chief executive officer and the chief financial officer of the Bidder shall deliver to the Company a certificate dated that day confirming in writing that, to the best of their knowledge, the representations and warranties set forth in this clause 6 were true and correct as of the date of this Agreement (except to the extent that any representation or warranty specifies that it is made as of any other date, in which case as of such date). Notwithstanding anything in this Agreement to the contrary, it is not a condition to the Offer that the representations and warranties set forth in in this clause 6 continue to be true and correct as of any date and any failure of such representations and warranties to be true and correct as of any date shall not impact the obligations of the Parties under this Agreement.

7.                                               Representations of the Company

7.1                                        Except as set forth in the Company Disclosure Letter (Schedule 6), the Company hereby represents and warrants as of the date hereof (except to the extent that any representation or warranty set forth below specifies that it is made as of any other date, in which case as of such date) the following:

7.1.1                              The Company is duly incorporated and organised and validly existing under the laws of Switzerland. No proceedings are pending or threatened which could lead to the voluntary or involuntary winding-up, liquidation or other dissolution of the Company. No composition or general assignment proceedings (Nachlassverfahren) are pending or have been applied for with regard to the Company.

7.1.2                              The group chart in Schedule 4 accurately reflects the Subsidiaries of the Company and the shareholdings of the Company in those Subsidiaries correspond to the information set forth in Schedule 4 (“Subsidiary Shares”), and, other than as set forth in Schedule 4 the Subsidiaries have no outstanding shares, other equity or equity-linked securities, options, warrants, conversion rights, or any other agreements relating to the sale, issuance, voting or the granting of rights to acquire any shares or other equity or equity-linked securities. The Company is the sole legal and beneficial owner of the Subsidiary Shares, free and clear of any Liens other than restrictions imposed by applicable Legal Requirements. All Subsidiary Shares have been validly issued, fully paid, are non-assessable and constitute all of the shares in the Subsidiaries.

7.1.3                              The Company has the full requisite power and authority and has taken all actions and obtained all consents and approvals necessary to execute, and perform its obligations under this Agreement. The persons acting for the Company in the execution and performance of this Agreement have all necessary acting and representation rights in order to obligate the Company pursuant to the terms and conditions of this Agreement.

7.1.4                              The information set forth in Recital (A) is true, correct and complete. The Shares are validly issued and represent the entire issued share capital of the Company except for the shares issued from of its conditional capital, which have not yet been registered in the Commercial Register and are not listed at the SIX. Except as set forth in clause 8 below, there are no outstanding shares, other equity or equity-linked securities, equity awards, options, warrants, calls, rights or commitments, or any other agreements of any character relating to the sale, issuance, voting or the granting of rights to acquire any shares or other equity or equity-linked securities of the Company.

7.1.5                              This Agreement has been duly executed by the Company and constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally.

7.1.6                              The execution and performance by the Company of this Agreement and the consummation of the transactions contemplated under this Agreement do not and will not (i) violate or conflict in any respect with any provision of the articles of association or organizational regulations of the Company, (ii) violate or conflict with any Legal Requirement applicable to the Company or any of its Subsidiaries or by which any of their properties or assets may be bound or (iii) except as expressly envisaged in this Agreement, require any registration or filing by the Company or any of its Subsidiaries with, or any permit, license, exemption, consent, authorization or approval of, or the giving of any notice by the Company or any of its Subsidiaries to, any Governmental Authority or third party, except, in the case of clauses (ii) and (iii), to the extent not reasonably expected to result in an Offer Material Adverse Effect with respect to the Company and its Subsidiaries, taken as a whole.

7.1.7                              There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries (i) challenging the validity of this Agreement or any transactions contemplated by this Agreement, (ii) which would reasonably be expected to substantially impair, hinder or delay the consummation of the transactions contemplated by this Agreement or (iii) which would reasonably be expected to have an Offer Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

7.1.8                              As of the date of this Agreement the Company is not aware that 10% or more of the Company’s outstanding voting securities are held by U.S. Holders as defined in Rule 800(h) of the United States Securities Act of 1933, as amended, and the Company has no class of securities registered pursuant to Section 12 of the United States Securities Exchange act of 1934, as amended.

7.1.9                              To the knowledge of the Company, each granted patent, registered trademark and registered copyright owned by or exclusively licensed to the Company and each Subsidiary of the Company that is material to the business of the Company and its Subsidiaries, taken as a whole (the “Company Registered Intellectual Property”) is valid, subsisting and enforceable.

7.1.10                       To the knowledge of the Company there are: (i) no proceedings, claims, or actions pending against the Company or any Subsidiary of the Company, or are threatened, that challenge the Company’s or any of its Subsidiaries’ ownership of or right to practice any Company Registered Intellectual Property; (ii) no interference, opposition, post-grant review, reissue, reexamination, or other similar proceeding is pending or threatened, in which the scope, validity, enforceability, or ownership of any application for a patent or patent included in the Company Registered Intellectual Property is being or has been contested or challenged; (iii) within twenty-four (24) months prior to the effective date of this Agreement the Company has not received any written notice alleging the invalidity or unenforceability of the Company Registered Intellectual Property or any infringement or misappropriation of any other person’s intellectual property; (iv) none of the Company Registered Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority affecting adversely the rights of the Company or any Subsidiary of the Company with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (v) no person has materially infringed upon or materially misappropriated any of the Company Registered Intellectual Property, or has claimed any ownership interest in any Company Registered Intellectual Property that is owned by the Company, or is currently doing so.

7.1.11                       To the knowledge of the Company, the Company and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity and security of the Company and its Subsidiaries’ material trade secrets and third party confidential information provided to the Company or any of its Subsidiaries. There are no claims pending or threatened against the Company or its Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to have an Offer Material Adverse Effect.

7.1.12                       To the knowledge of the Company, the Company and its Subsidiaries and their respective businesses, properties, assets and operations have been, since the last three fiscal years, and are being operated and have been and are in compliance in all material respects with all Legal Requirements applicable to such businesses, properties, assets and operations.

7.1.13                       To the knowledge of the Company, neither the Company nor any of its Subsidiaries (i) is the subject of any audit or investigation by a Governmental Authority or Nongovernmental Payor) and, there is no such audit or investigation threatened by any Governmental Authority or Nongovernmental Payor; and (ii) has been served with or received any search warrant, subpoena, or civil investigative demand from any Governmental Authority within the last three years. There is no proceeding pending or threatened by any Governmental Authority or Nongovernmental Payor with respect to (i) any alleged violation by the Company or its Subsidiaries of any applicable Legal Requirement of any Governmental Authority or any order, policy or guideline of any Nongovernmental Payor involving or relating to participation in any such Payor’s reimbursement program or eligibility to receive payment, or (ii) any revocation, cancellation, rescission, modification, or refusal to renew any agreements, certifications, or authorization of any Payor.

7.1.14                       Neither the Company nor any Subsidiary is party to a material agreement with any (i) shareholder of the Company or its Subsidiaries or (ii) any current or former director, officer or employee of the Company or its Subsidiaries, in each case other than in the ordinary course of business.

7.1.15                       Neither the Company nor any of its Subsidiaries has employed any broker, financial adviser, finder or other intermediary in connection with the transactions contemplated by this Agreement to whom it would be obligated to pay broker’s, finder’s or similar fees, commissions or other compensation exceeding an aggregate amount of CHF 6 million.

7.1.16                       The Company and its Subsidiaries have provided or made available to the Bidder (i) all material data relating to any serious adverse event (as defined in the guidelines of the U.S. Food and Drug Administration) in respect of the products sold by the Company and its Subsidiaries and (ii) all material clinical data and safety information that has resulted from research or development activities conducted by or on behalf of Company or any of its Subsidiaries with respect to such products which may contain facts that could result in an Offer Material Adverse Effect.

7.1.17                       Neither the Company nor any of its Subsidiaries, or any of their respective employees, officers, directors or agents, has been suspended, debarred, convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment by the U.S. Food and Drug Administration or any other regulatory authority or (ii) a violation of the U.S. Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act, 2010 or any other similar Legal Requirements. Neither the Company nor any of its Subsidiaries, or its or their employees, contractors or vendors, have been excluded from, or convicted of a crime that could result in exclusion from, participation in any U.S. state or federal health care program or any governmental health care program in any other jurisdiction.

7.2                                        If the Company, during the period starting from the date hereof until the settlement of the Offer, becomes aware that the representations and warranties set forth in this clause 7.1 are no longer true and correct, the Company shall immediately inform the Bidder thereof and specify in reasonable detail in what respect such representations and warranties are no longer true and correct.

7.3                                        Immediately prior to each of (i) the expiration of the Main Offer Period and (ii) the settlement of the Offer, the chief executive officer and the chief financial officer of the Company shall deliver to the Bidder a certificate dated that day confirming in writing that, to the best of their knowledge, the representations and warranties set forth in this clause 7 were true and correct as of the date of this Agreement (except to the extent that any representation or warranty specifies that it is made as of any other date, in which case as of such date). Notwithstanding anything in this Agreement to the contrary, it is not a condition to the Offer that the representations and warranties set forth in in this clause 7 continue to be true and correct as of any date and any failure of such representations and warranties to be true and correct as of any date shall not impact the obligations of the Parties under this Agreement.

8.                                               Equity Plans

8.1                                        The Company has the following types of equity awards (together “Equity Awards”) for employees and the company Board members granted under the following equity plans (“Equity Plans”):

8.1.1                              According to the Company’s Board Compensation Regulations a total of 36’192 RSUs have been awarded to members of the Company Board for the business year 2014, which are currently blocked, but will be released upon a change of control as defined in the Board of Directors Compensation Regulations. As of the date of this Agreement, no further Shares will be awarded or provided to the Company Board. As of the date of this Agreement, no further RSUs will be awarded or provided.

8.1.2                              According to the LTIP, a total of 20’939 PSUs have been awarded to the LTIP 2014 Participants for the business year 2014. These 20’939 PSUs entitle the LTIP 2014 Participants to receive 20’939 Shares upon the Offer constituting a Corporate Transaction (as defined in the LTIP). For 2015, a total of 10’079 PSUs have been awarded to the LTIP 2015 Participants, which currently do not provide a right to receive Shares even if the Offer constitutes a Corporate Transaction (as defined in the LTIP). As of the date of this Agreement, no further PSUs will be awarded or provided.

8.1.3                              According to agreements with two employees, 10’000 blocked shares have been awarded to such employees, which will be released upon a change of control. As of the date of this Agreement, no further blocked shares will be awarded or provided.

8.2                                        The Company Board and/or its compensation committee shall take any necessary resolutions regarding the Equity Plans in order to procure that all Equity Awards, subject to the Offer becoming successful (zustande gekommen) (the “Trigger Event”), will be treated as provided for in clause 8.3. These amendments to the Equity Plans and the respective treatment of the Equity Awards shall be subject to the TOB or any other Governmental Authority decision or decree that these amendments (x) do not infringe or trigger the best price rule, (y) do not violate any other Legal Requirement and (z) do not result in the Offer not being compliant with Legal Requirements.

8.3                                        Against this background, the Equity Awards under the Equity Plans shall be treated as follows:

8.3.1                              The applicable vesting or blocking periods for any RSUs, PSUs or blocked shares pursuant to Sections 8.1.1 to 8.1.3, with respect to which the applicable vesting or blocking period has not expired before the Trigger Event, shall be waived and each such RSU and PSU shall immediately vest and all blocked shares shall be released and all PSUs will be converted into a number of Shares equal to the number of Shares corresponding to such PSU. The respective Shares shall be tendered into Offer unless the respective employee instructs otherwise

8.3.2                              All Equity Plans which have not been terminated before settlement of the Offer shall be terminated effective as of settlement of the Offer.

8.4                                        The Company shall fulfill its obligations, and shall cause each of its Subsidiaries to fulfill each of their respective obligations, to inform and consult, under applicable Legal Requirements, with any employee representative bodies (including any unions, labor organizations or works councils) which represent employees, or with employees, affected by the transactions contemplated by this Agreement.

9.                                               Protection of Directors and Executive Management

9.1                                        Subject to the settlement of the Offer, the Bidder agrees to, and will procure that any of its Affiliates and, from and after the settlement of the Offer, the Company, will refrain from making and enforcing any claim against the current members of the Company’s and its Subsidiaries’ respective boards of directors and executive management for any claims, damages, obligations or other liabilities that the Company, any of its Subsidiaries or any of its or their respective Representatives has or may have suffered arising out of any event, change, fact or occurrence occurring on or before the date of Settlement; provided that the foregoing shall not apply in relation to any willful, fraudulent or grossly negligent acts or omissions of any such person.

9.2                                        After the settlement of the Offer and subject to any wilful, fraudulent or grossly negligent acts or omissions, the Bidder shall cause the Company and its Subsidiaries to fully release and discharge each current member of the Company Board and the executive management of the Company and each member of the board of directors and the executive management of each Subsidiary of the Company, at the relevant next ordinary shareholders’ meeting(s), from and in respect of any claims, damages, obligations or other liabilities that any such person has or may have suffered arising out of any event, change, fact or occurrence occurring on or before the .

9.3                                        The Bidder shall ensure that all such directors and members of the executive management of the Company and its Subsidiaries resigning or being dismissed from the Company and or its Subsidiaries continue to be covered by a directors’ and officers’ “tail” insurance policy with at least the same coverage as the directors’ and officers’ insurance policies of the Company and its Subsidiaries in existence prior to the settlement of the Offer for an additional period of at least 36 months following the end of their respective terms of office provided that, if the aggregate premium for such insurance exceeds 300% of the current annual premium for such insurance, then the Bidder shall provide a policy for the applicable individuals with the best coverage as is then available at a cost up to but not exceeding 300% of such current annual premium.

9.4                                        The agreements and obligations under this clause 9 are expressly made and undertaken for the benefit of (zu Gunsten von) each (existing or former) director of the Company, each (existing or former) director representing the Company or its Subsidiaries and each (existing or former) member of the executive management of the Company and its Subsidiaries. Each such individual may independently claim against the Bidder and enforce the Bidder’s obligations under this clause 9 as though he or she were a party to this Agreement, and the Company agrees that it will not release the Bidder from any of the Bidder’s obligations, or waive any agreements, claims or rights hereunder, without the prior written consent of each such individual.

10.                                        Costs and Expenses

10.1                                 Except as expressly provided otherwise herein, each Party shall bear its own costs and expenses (including advisory fees) incurred in the negotiation, preparation and completion of this Agreement.

10.2                                 The Company agrees to pay to the Bidder an amount of CHF 1’295’000, corresponding to approximately 0.5% of the aggregate Offer Consideration (the “Reimbursement Amount”), as partial reimbursement of the costs, expenses and/or damages that the Bidder has incurred or will incur for preparing and making the Offer if the Offer is not successful or does not become unconditional for a reason attributable to (i) a material breach of this Agreement by the Company (including, for the avoidance of doubt, a termination of this Agreement by the Company without being entitled to do so pursuant to clause 12) or the failure to satisfy offer conditions relating to (1) the resignation of members of the Company Board, (2) the absence of adverse resolutions at the general meeting of shareholders, provided that the related motions were submitted by the Company Board or (3) the limitations on material acquisitions and dispositions and the incurrence of indebtedness.

10.3                                 With view to the reimbursement obligation pursuant to this clause 10.3, the Bidder waives its rights to claim (further) damages under any title whatsoever except for grossly negligent or intentional behaviour.

10.4                                 The right to request specific performance shall be preserved.

11.                                        Press Releases and Other Public Announcements / Confidentiality

11.1                                 Following the date of this Agreement and subject to any obligations or constraints under mandatory laws and regulations, in particular the listing rules of the SIX and the Swiss public takeover law duty to treat offerors equally, all public announcements or press releases issued in connection with the Offer shall only be published after the Bidder and the Company have consulted and agreed on the contents of such public announcements or press releases.

11.2                                 The confidentiality agreement entered into between the Bidder and the Company on February 10, 2017 shall continue in full force and effect, but shall terminate if and once the Offer has been settled.

12.                                        Termination

12.1                                 This Agreement may be terminated with immediate effect by giving notice in writing to the other Party:

12.1.1                       by either Party if the Offer has failed in accordance with Swiss Takeover laws and regulations or if the Bidder otherwise withdraws from continuing or settling the Offer (if the TOB permits the Offer no longer to remain open or not to be settled), in each case without any violation of this Agreement and in accordance with Swiss takeover laws and regulation;

12.1.2                       by either Party if the other Party materially breaches any representations or warranties or materially breaches its other obligations under this Agreement, unless fully remedied by the breaching Party as soon as possible applying best efforts; provided that the Agreement may not be terminated pursuant to this clause 12.1.2 by any Party that is then in material breach of its obligations under this Agreement;

12.1.3                       by the Company if the Offer is not pre-announced as per clause 2.1, or the Offer Prospectus is not published by the Offeror as a result of failure of the Offeror to use its reasonable best efforts to prepare and file the Offer Prospectus in accordance with clause 0 within the periods provided for by Swiss takeover laws and regulations (or within any extension granted by the TOB); provided that this Agreement may not be terminated pursuant to this clause 12.1.3 by the Company if the Company is then in breach of its obligations under this Agreement;

12.1.4                       by the Bidder if the Company Board fails to issue a Board Report (including recommendation of the Offer) as per clause 4.8 or withdraws or modifies its recommendation of the Offer to the Shareholders of the Company in any manner adverse to the Bidder or makes an announcement to such effect unless the Company Board is entitled to do so as per clause 4.6.

12.1.5                       by each Party once the Company Board has concluded as per clause 4.6 to recommend a Superior Offer without the Bidder having submitted an improved offer as per clause 4.6;

12.1.6                       by the Bidder if a competing offer has an acceptance rate of 50% or more of the Shares then outstanding and which competing offer is declared unconditional by the competing bidder; or

12.1.7                       by either Party in case the satisfaction of any of the conditions of the Offer as provided for in the Pre-Announcement and the Offer Prospectus has become impossible.

12.2                                 If this Agreement is terminated according to clause 12.1, such termination shall be without liability of any Party to the other Party, except as set forth in clause 10.2.

12.3                                 If this Agreement is terminated as provided herein, all provisions of this Agreement shall cease to be effective, except clause 10 (Costs and Expenses), this clause 12 (Termination) as well the remaining clauses 13-20 which shall survive any termination of this Agreement.

13.                                        Third party rights

This Agreement and the documents referred to in it are made for the benefit of the parties to them and their successors and permitted assigns, and, except for Clause 9 (Protection of Directors and Executive Management), are not intended to benefit, or be enforceable by, any other person.

14.                                        Notices

14.1                                 Any notice, consent, waiver or other communication to be given or made under this Agreement shall be in writing and shall either be delivered by hand or sent by registered mail or facsimile transmission or in PDF format by e-mail. Delivery by courier shall be regarded as delivery by hand.

14.2                                 Communications must be sent to the address of the relevant Party or the facsimile number or by PDF to the e-mail address set out below or to such other address or facsimile number or e-mail address and for the attention of such other person as may previously have been notified to the sending Party in accordance with this clause 14. As long as no such notification of change is received by the sending Party, communications are validly made to the last valid address in accordance with this clause 14.

If to the Company:	If to the Bidder:

Attn.:	Attn.: Joseph Capper
Dr. Stephan Rietiker and Andrew Moore	BioTelemtery, Inc.
LifeWatch AG	1000 Cedar Hollow Road
Baarerstrasse 139	Malvern, PA
6300 Zug
Switzerland

Fax: +41 41 728 67 70
e-mail: srietiker@LifeWatch.com and
amoore@LifeWatch.com	e-mail: Joseph.capper@biotelinc.com ]

with copy to:	with copy to:

André E. Lebrecht and Daniel Jenny	Laurie L. Green and Flora R. Perez
CMS von Erlach Poncet AG	Greenberg Traurig, P.A.
Dreikoenigstrasse 7	401 East Las Olas Boulevard Suite 2000
CH-8002 Zurich	Fort Lauderdale, FL 33301

Fax: +41 44 285 11 22
e-mail: andre.lebrecht@cms-vep.com and	e-mail: greenl@gtlaw.com
daniel.jenny@cms-vep.com	perezf@gtlaw.com

14.3                                 Time limits are deemed complied with if on the last day of the relevant time limit a notice is (i) delivered by hand or handed over for delivery to the recipient to the Swiss Post or to a Swiss or international courier service, or (ii) sent by facsimile or e-mail transmission.

15.                                        Language

All notices or formal communications in connection with this Agreement shall be in English.

16.                                        No Assignment

Neither Party shall assign this Agreement or any rights or obligations hereunder to any third party without the prior written consent of the other party.

17.                                        Amendment and waiver

17.1                                 Any amendment of this Agreement, including any amendment of this clause 17, must be in writing in order to be valid.

17.2                                 A waiver of any right under this Agreement is only effective if it is in writing and it applies only to the person to which the waiver is addressed and the circumstances for which it is given.

17.3                                 The failure or delay by a Party in exercising any right or remedy under or in connection with this Agreement will not constitute a waiver of such right or remedy. The time limits agreed in this Agreement remain reserved.

17.4                                 No waiver of any provision of this Agreement or of any right or remedy in connection with this Agreement shall constitute a continuing waiver or a waiver relating to a subsequent breach of such provision, right or remedy under this Agreement.

18.                                        Severance

The invalidity of individual parts of this Agreement shall have no impact on the validity of the Agreement as a whole. The Parties agree that if any provision or part of a provision of this Agreement is deemed invalid, inoperative or otherwise not enforceable, the Agreement as a whole shall remain valid and the invalid provision or part of a provision shall be replaced by a provision which the Parties would have agreed on in good faith if they had been aware of the invalidity.

19.                                        Entire agreement

19.1                                 In this clause 19, references to this Agreement include all other written agreements and arrangements between the Parties which are expressed to be supplemental to this Agreement or which this Agreement expressly preserves or requires to be executed.

19.2                                 This Agreement constitutes the whole and only understanding between the Parties in relation to its subject matter. All previous drafts, agreements, understandings, undertakings, representations, warranties, promises and arrangements of any nature whatsoever between the Parties with any bearing on the subject matter of this Agreement are superseded and extinguished to the extent that they have such a bearing and each of the Parties acknowledges to the other that it is not entering into this Agreement in consequence of or in reliance on anything it is the purpose of this clause 19 to exclude.

19.3                                 The schedules to this Agreement as listed in the index above are an integral part of this Agreement.

20.                                        Governing law and jurisdiction

20.1                                 This Agreement shall in all respects be governed by and construed in accordance with substantive laws of Switzerland.

20.2                                 The Parties submit to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland (venue being Zurich 1), for all disputes arising out of or in connection with this Agreement.

[Remainder of page left blank intentionally; signature page follows]

LifeWatch AG

/s/ Dr. Stephan Rietiker
by: Dr. Stephan Rietiker

Place, Date:

/s/ Andrew Moore
by: Andrew Moore

Place, Date:

BioTelemetry, Inc.

/s/ Joseph H. Capper
by: Joseph H. Capper

Place, Date:

/s/ Peter Ferola
by: Peter Ferola

Place, Date:

Cardiac Monitoring Holding Company, LLC

/s/ Joseph H. Capper
by: Joseph H. Capper

Place, Date:

/s/ Peter Ferola
by: Peter Ferola

Place, Date: